

Mail Stop 3030

December 19, 2017

<u>Via E-mail</u>
Todd Newton
Chief Executive Officer
Apollo Endosurgery Inc.
1120 South Capital of Texas Highway
Building 1, Suite 300
Austin, Texas 78746

     Re: **Apollo Endosurgery, Inc.**
              Registration Statement on Form S-3
              Filed December 4, 2017
              File No. 333-221893

Dear Mr. Newton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

                        Sincerely,

                        /s/ Tom Jones for

                        Amanda Ravitz
                        Assistant Director
                        Office of Electronics and Machinery

cc: Mark B. Weeks